

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2018

Peng Yang
President
Oranco Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

     Re: Oranco Inc.
          Preliminary Information Statement on Schedule 14C
          Filed September 5, 2018
          File No. 000-28181

Dear Mr. Yang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Beverages, Apparel and Mining

cc: George Du, Esq.